UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)
Under the Securities Exchange Act of 1934*

MARATHON PATENT GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 030101109
(CUSIP Number)

Doug Croxall
LVL Patent Group LLC
2331 Mill Road
Suite 100
Alexandria, VA 22314
(703) 232-1701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2013
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030101109

1.            Names of Reporting Persons

Doug Croxall

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.           SEC Use Only ...........................................................................................................................

4.           Source of Funds (See Instructions)

OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.           Citizenship or Place of Organization

U.S.A.

Number of Shares Bene-	7.	Sole Voting Power 1,083,329 (1)
ficially Owned by Each Reporting	8.	Shared Voting Power 4,000,000 (2)
Person With	9.	Sole Dispositive Power 1,083,329 (1)
	10.	Shared Dispositive Power 4,000,000 (2)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

5,083,329 (1)(2)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ❑

13.            Percent of Class Represented by Amount in Row (11)

7.59% (3)

14.           Type of Reporting Person (See Instructions)

IN

(1)
Represents options to purchase 833,330 shares of common stock at an exercise price of $0.50 per share options to purchase 249,999 shares of common stock at an exercise price of $0.4050 per share.  Excludes options to purchase 1,166,670 shares of common stock at an exercise price of $0.50 per share and options to purchase 1,750,001 shares of common stock at an exercise price of $0.4050 per share that are not exercisable within 60 days.

(2)	Represents 4,000,000 shares of Common Stock held by LVL Patent Group LLC, over which Mr. Croxall holds voting and dispositive power.
(3)	Based on 65,858,810 shares outstanding as of July 16, 2013.

CUSIP No. 030101109

1.           Names of Reporting Persons

LVL Patent Group LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.           SEC Use Only ...........................................................................................................................

4.           Source of Funds (See Instructions)

OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.           Citizenship or Place of Organization

Virginia

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 4,000,000 (1)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,000,000 (1)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

4,000,000 (1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ☒

13.            Percent of Class Represented by Amount in Row (11)

6.07% (2)

14.           Type of Reporting Person (See Instructions)

OO

(1)	Represents 4,000,000 shares of Common Stock held by LVL Patent Group LLC, over which Mr. Croxall holds voting and dispositive power.
(2)	Based on 65,858,810 shares outstanding as of July 16, 2013.

Item 1. Security and Issuer

This Schedule 13D/A relates to shares of the common stock, $.0001 par value per share, of Marathon Patent Group, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2331 Mill Road, Suite 100, Alexandria, VA 22314.

Item 2. Identity and Background

(a)	This statement is being filed by Doug Croxall and LVL Patent Group LLC (“LVL”, and together with Mr. Croxall, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 2331 Mill Road, Suite 100, Alexandria, VA 22314.

(c)	Mr. Croxall is the Chief Executive Officer and a member of the Board of Directors of the Issuer, which is an intellectual property company that serves patent owners.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America/Virginia

Item 3. Source and Amount of Funds or Other Consideration

On November 14, 2012, the Issuer entered into a share exchange agreement with Sampo IP LLC, a Virginia limited liability company ("Sampo") and the members of Sampo, pursuant to which members of Sampo transferred all of the issued and outstanding membership interests of Sampo to the Issuer in exchange for an aggregate of 9,250,000 shares of the Issuer’s common stock.  LVL Patent Group LLC, of which Mr. Croxall is the Chief Executive Officer, was a former member of Sampo and received 4,000,000 shares of the Issuer’s common stock. Additionally, on November 14, 2012, Mr. Croxall was granted an option to purchase 2,000,000 shares of common stock pursuant to his employment agreement with the Issuer at an exercise price of $0.50 per share. On June 11, 2013, an option to purchase an additional 2,000,000 shares of common stock at an exercise price of $0.4050 per share was granted to Mr. Croxall for his service as the Chief Executive Officer of the Issuer.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own 5,083,329 shares of the Issuer’s common stock , which represents approximately 7.59% of the Issuer’s common stock.

(b)
Mr. Croxall may be deemed to hold sole voting and dispositive power over 1,083,329 shares of common stock of the Issuer and shared voting and dispositive power over 4,000,000 shares of common stock of the Issuer.

LVL may be deemed to hold shared voting and dispositive power over 4,000,000 shares of common stock of the Issuer.

(c)
On November 14, 2012, the Issuer entered into a share exchange agreement with Sampo IP LLC, a Virginia limited liability company ("Sampo") and the members of Sampo, pursuant to which members of Sampo transferred all of the issued and outstanding membership interests of Sampo to the Issuer in exchange for an aggregate of 9,250,000 shares of the Issuer’s common stock.  LVL Patent Group LLC, of which Mr. Croxall is the Chief Executive Officer, was a former member of Sampo and received 4,000,000 shares of the Issuer’s common stock. Additionally, on November 14, 2012, Mr. Croxall was granted an option to purchase 2,000,000 shares of common stock at an exercise price of $0.50 per share pursuant to his employment agreement with the Issuer.

On June 11, 2013, for his service as Chief Executive Officer of the Issuer, Mr. Croxall was granted an option to purchase 2,000,000 shares of the Issuer’s common stock with an exercise price of $0.4050 per share, subject to adjustment, which shall vest in twenty-four (24) equal monthly installments on each monthly anniversary of the date of grant.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 5,083,329 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 14, 2012, Mr. Croxall entered into an employment agreement with the Issuer to serve as the Issuer’s Chief Executive Officer for a period of two years, subject to renewal, in consideration for an annual salary of $350,000. Additionally, under the terms of the Mr. Croxall’s employment agreement, Mr. Croxall shall be eligible for an annual bonus if the Issuer meets certain criteria, as established by the Board of Directors.  As further consideration for his services, Mr. Croxall received a ten year option award to purchase an aggregate of Two Million (2,000,000) shares of the Issuer’s common stock with an exercise price of $0.50 per share, subject to adjustment, which shall vest in twenty-four (24) equal monthly installments on each monthly anniversary of the date of Mr. Croxall’s employment agreement.

On June 11, 2013, for his service as Chief Executive Officer of the Issuer, Mr. Croxall was granted an option to purchase 2,000,000 shares of the Issuer’s common stock with an exercise price of $0.4050 per share, subject to adjustment, which shall vest in twenty-four (24) equal monthly installments on each monthly anniversary of the date of grant.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2013	/s/ Doug Croxall
Doug Croxall

Dated: July 17, 2013	LVL PATENT GROUP LLC

	By:	/s/ Doug Croxall
Doug Croxall

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with LVL Patent Group LLC